October 17, 2006

Via EDGAR and Facsimile Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are submitting this response to the Staff’s letter dated October 5, 2006, relating to Amendment No. 1 to Registration Statement on Form S-1. Following discussion on October 12 with Ms. Tillan, we have amended our previously submitted draft response to the Staff’s Comment No. 7. We hope to finalize this response or address any requests for additional information or disclosure that the Staff might have in Amendment No. 2, which we hope to file on or about October 18, 2006. We appreciate the Staff’s willingness to assist us in attempting to clear comments in an expedited manner.

Following discussions with Ms. Tillan, the Company engaged an independent valuation consulting firm, Huron Consulting Group, to perform a retrospective valuation of the Company’s common stock between May 2003 and June 2006. We have incorporated the results of Huron’s analysis below and supplementally provide the preliminary valuation report for the Staff’s review. The Company has also compared the common stock valuations used in its financial statements with the results of the retrospective valuation report and supplementally provide the Staff with the accompanying graph, which demonstrates that the trends in the Company’s common stock value are consistent with the trend represented by the valuation report.

Critical Accounting Policies and Estimates, page 34

7. Please refer to prior comment 20 and respond to the following comments:

•

With respect to your valuation as of January 1, 2005, please provide additional data to support your assertion that the valuation of the company as of January 1, 2005 is $4.00 and why that valuation is equivalent to the company’s valuation as of May 2003. We note for example that sales for 2003 were only $24.9 million

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

while sales for 2004 were $50.4 million. We also note that while sales were lower in 2005, they were still at $40.7 million and higher than 2003. Your response should a reasonably detailed discussion of your valuation including the method and significant assumptions used to determine the fair value in accordance with U.S. GAAP.

•	Please note that the value you assign to the common stock should represent its fair value as determined under U.S. GAAP. Please provide further information to support your assertion that a linear progression model is consistent with the definition of fair value under U.S. GAAP and why you refer to “relative” fair value in your response and disclosure. Explain how you define “relative” fair value and compare that definition with the definition of fair value under U.S. GAAP. Also, please discuss why you did not use the June 30, 2006 valuation for the entire period from January 1, 2005 through June 30, 2006 if your believe that there have been no significant events between January 1, 2005 and June 30, 2006 that would have caused a significant change in the fair value of your common stock.

•	We note from page 42 that your sales in the first two quarters of 2005 were approximately $11.1—$11.7 million and declined in the third and fourth quarters of 2005 to around $8.5—$9.3 million. In the quarters ended March 31, 2006 and June 30, 2006 your sales increased to $12.4 million and $14.6 million, respectively. Please discuss why you believe that these sales trends had no corresponding impact on the fair value of your common stock.

In response to the Staff’s comment, the Company has removed the word “relative” in its discussion of fair value measurements in the document.

The Company is providing additional support in response to the Staff’s comments regarding: 1) the Company’s valuation during 2004 and its value of $4.00 per share on December 31, 2004, as well as 2) the ratable increase in fair value from January 1, 2005 through June 30, 2006. The Company has provided an analysis below detailing the key factors and events affecting the Company’s valuation of its common stock between May 2003 and June 2006. This analysis describes the key factors that resulted in increases to the value of common stock between May 2003 and the first half of 2004, followed by the factors resulting in a significant decline in the value of common stock in the second half of 2004. The analysis also details the factors during 2005 and 2006 that the Company believes resulted in a ratable increase in fair value from January 2005 to June 2006. The Company’s stock-based compensation expense is compared

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

against amounts derived from an independent third party valuation consulting firm’s analysis using PWERM and option pricing methodologies.

1    Background

As a privately-held company, there has been no active market in the Company’s common stock to use for a determination of fair value. Furthermore, the Company has no arms length third party sales of stock since the sale of preferred stock in May 2003 that would serve to provide strong third party evidence of fair value.

Beginning in early 2004, due to a strong full first year of commercialization in 2003 and expectations regarding rapid continued 2004 growth, the Company was pursued by several investment banks with regard to a possible IPO. The Company chose Piper Jaffray in April 2004 to assist the Company with a potential initial public offering in late 2004 or early 2005. As explained in more detail below, during the process of preparing for an IPO, financial results for subsequent quarters came in well below Company projections and the 2004 IPO process was aborted in Q4 2004 without an IPO organizational meeting having taken place.

For over a year thereafter, from Q4 2004 into the first quarter of 2006, and under the direction of a new CEO, the Company retrenched to focus on improving operating performance, and believed prospects for a successful IPO were remote. Consequently, the Company did not obtain contemporaneous valuations of its common stock during this period. Accordingly, during this time, management used hindsight, relied upon estimates of the Board of Directors, and considered positive and negative developments in the business, sales trends, and valuations of comparable public companies as a means of estimating the Company’s common stock fair value (defined as being the amount that would be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale) on the dates of grant of common stock. These estimates were corroborated by a retrospective analysis performed by an independent third party valuation consulting firm in October and included herein.

2    Historical Common Stock Valuation Summary

The below table summarizes the Company’s historical valuation of its common stock between May 2003 and June 2006, together with implied fair values of the Company based upon the per share common stock values and range of indicated value per share based on an independent retrospective valuation.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

Date	Value per share of common stock, as determined by the Board of Directors	Range of indicated value per common share from Huron’s independent retrospective valuation
May 2003	$0.45	$0.52-$1.02
December 31 2003	$1.10	$1.40-$2.34
March 31 2004	$4.00	$3.32-$8.71
June 30, 2004	$6.00	$4.97-$11.09
September 30, 2004	$8.00	$6.02-$10.74
December 31, 2004	$4.00	$4.40-$6.12
March 31, 2005	$5.36	$3.28-$6.03
June 30, 2005	$6.76	$3.20-$6.74
September 30, 2005	$8.18	$3.77-$7.68
December 31, 2005	$9.58	$4.86-$8.70
March 31, 2006	$10.68	$8.04-$10.34
June 30, 2006	$11.93	$9.41-12.14

Note that the above values per share of common stock as determined by the Board of Directors and the implied approximate fair value of the Company for 2005 and 2006 were determined with hindsight during June 2006 based upon the Company’s expectations for an initial public offering. The range of indicated value per common share from the independent valuation with the benefit of hindsight was performed by Huron Consulting Group, a third party valuation consulting firm, in October 2006.

Huron’s analysis utilizes the following methodologies recommended in the 2004 AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Guide”) to conclude value of Thermage’s common equity:

Probability Weighted Expected Return (PWERM). This analysis considers the various liquidity events that may occur in the future and determines the probability-weighted present value of these payoffs to the common shareholder.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

Option Pricing Method. The value of the common stock in an emerging venture like the Company is considered to be similar to a call option on the enterprise value of the Company with the aggregate liquidation value established as the exercise price.

The Company has reviewed the results of Huron’s valuation analysis and has calculated its impact on the amount of stock-based compensation recorded in each of the periods presented in the Registration Statement. The review assumed that if the fair market value of a stock option on the date of grant fell within the range of the value per share from the valuation analysis, the as recorded stock-based compensation was acceptable and required no recalculations. Deferred stock-based compensation and stock-based compensation expenses were recalculated for stock options with fair market values which fell outside of the range of value per share from the valuation analysis. The results of the review are as follows:

$ in 000	As Recorded	As Recalculated	Difference Understated/	(Overstated)

Stock-based compensation expense:
Year ended December 31, 2004	$463	$476	$13
Year ended December 31, 2005	$456	$474	$18
6 months ended June 30, 2006	$1,883	$1,736	($147)
Deferred stock based compensation:
Deferred Stock-based compensation recorded in the year ended December 31, 2004	$0	$174	$174
Deferred stock-based compensation recorded in the year ended December 31, 2005	$3,865	$3,199	($666)
Deferred stock-based compensation at December 31, 2005	$3,541	$3,016	($525)

Due to the inherent uncertainty and subjectivity involved in preparing estimates of the valuation of a private company’s common stock, the Company does not believe that such amounts are capable of precise measurement. The Company believes that the additional information provided by the retrospective valuation report provides additional evidence to support the reasonableness of the Company’s common stock valuation used in its financial statements.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

3    Rationale for Common Stock Valuation at each Key Interval

a) May 2003 (common stock valuation established at $0.45 per share) (valuation of $0.52 to $1.02 based on retrospective valuation)

The value of the Company’s common stock on a per share basis was $0.45 in May 2003. The valuation of the common stock at $0.45 per share was performed by directors of the Company in conjunction with the Company’s executive management. The Company’s board of directors is composed of experienced venture capitalists and private equity investors who have significant experience in valuing privately-held venture-backed companies. The common stock valuation as of May 2003 was 10% of the price of the most recent sale price of preferred stock, to account for the Company’s very limited commercial history, the substantial rights of the preferred stock holders vis-à-vis the common stockholders (including significant liquidation preferences), and the illiquid nature of the Company’s common stock.

A review the Company’s limited commercial history as of May 2003 is as follows:

•	As of May 2003, the ThermaCool System had only been commercially available for seven months (since November 2002).

•	The Company had received a single, limited FDA clearance only for periorbital treatment of wrinkles.

•	The Company was just beginning to enter markets outside of the U.S. as of the first quarter of 2003, and for the six months ended June 30, 2003 had revenues of just $0.9 million sourced from international markets.

•	The Company had a worldwide installed base of only 267 customers with total revenues for the first six months of 2003 of $6.9 million.

•	The Company had an operating loss for the first six months of 2003 of approximately $5.2 million and was cash flow negative.

The holders of preferred stock held (and continue to hold) the following control and economic rights in comparison to the common stockholders:

•	Preferred holders have a liquidation preference of $47.1 million.

•	Dividends to preferred stock take priority over common stock when and if declared.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

•	Preferred votes as separate class and are entitled to elect a total of three directors of the company. The holders of common stock voting as a separate class are entitled to elect two directors. Holders of the common stock and preferred stock voting together as a single class elect all remaining directors.

b) December 31, 2003 (increased common stock valuation to $1.10 per share at the November 2003 Board meeting) (valuation range of $1.40 to $2.34 based on retrospective valuation):

•	Overall, sales were rapidly increasing. Sales of $6.9 million for the first six months of 2003 had approximately doubled in the following three months ended September 30, 2003, as reported at the time of the Board meeting in November 2003. For the twelve months ended December 31, 2003, the Company had revenues of $24.9 million and a net loss of $6.6 million on an installed base of 653 ThermaCool Systems.

•	The Company had significantly increased its international distribution as international revenues – by the end of 2003, international revenues accounted for approximately $5.3 million of total revenue.

•	As a potentially negative factor, a competitor, Syneron Medical Ltd., introduces the Polaris system for wrinkle reduction by heating the dermis via a combination of light and bi-polar RF energy, bringing competition to the Company’s area of clearance and threatening the Company’s market position, though the extent of impact was unknown at this time.

c) March 31, 2004 (increased common stock valuation to $2.00 per share at the January 2004 Board meeting and $4.00 per share at the March 2004 Board meeting) (valuation range of $3.32 to $8.71 based on retrospective valuation):

•	At the January 2004 Board meeting, the Board increased the common stock price to $2.00 per share, following management’s presentation of 2004 projections (which included rapid growth), a discussion of the timing of a potential IPO, and the hiring of a very experienced CFO with IPO and public company reporting experience.

•

At the March Board meeting the Board increased the common stock price to $4.00 per share. The Company’s operating performance continued to encourage management and the Board to prepare for a potential IPO, having discussions with investment bankers,

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

appointing a Board member who could qualify as an Audit Committee Financial Expert, and creating Audit, Compensation and Nominating and Corporate Governance Committees.

•	There was a launch of a treatment tip with faster cycle time between pulses thereby shortening procedure times. Previous cycle time was 5.6 seconds; cycle time of faster treatment tip was 2.0 seconds.

•	Revenues for the quarter were $12.4 million driven primarily by the new faster treatment tip introduction and development of international markets entered in the last half of 2003.

•	The Company experienced net income for the period of approximately $1.5 million.

d) June 30, 2004 (increased common stock valuation to $6.00 per share at the May 2004 Board meeting) (valuation range of $4.97 to $11.09 based on retrospective valuation):

•	In April 2004, given rapidly accelerating revenues, the Company engaged investment bankers Piper Jaffray to do a preliminary valuation assessment of the Company to present at the Company’s May 20, 2004 Board meeting based on the Company’s then 2004 revenue projections of $66.5 million. The Board requested this valuation to both assess the potential of commencing an IPO process and to inform the Board on the appropriate price for employee stock options. Piper Jaffray also analyzed and presented to the Board a private company valuation assessment showing a valuation range of $72 million to $132 million, or a resulting stock price range of $3.80 per share to $7.25 per share, respectively. Based on the valuation assessment, the prospects of an IPO process commencing and the outstanding operating performance of the Company, the Board priced employee stock options at $6.00 per share at its May 20, 2004 Board of Directors meeting.

•

In April 2004, the Company began implementation of a new procedure algorithm. The revised algorithm prescribed multiple passes at lower energy levels over the area being treated as compared to the previous algorithm that utilized a single pass at higher energy levels. The Company had conducted clinical trials indicating less patient discomfort and improved procedure efficacy as a result of the revised algorithm as compared to the previous algorithm. The Company focused its sales force on re-training and certifying its customers on the revised algorithm, to the detriment of system sales. Also, the new

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

algorithm nearly doubled the time it took to perform a procedure making it more difficult for physicians to schedule Thermage procedures.

•	In June 2004, came the launch of the faster cycle time treatment tip introduced in Q1 with 50% more surface area. New treatment size of 1.5cm2 compared to existing treatment size of 1.0cm2.

•	The Company received expanded FDA clearance for the treatment of facial wrinkles (thereby expanding the treatment area beyond periorbital per the initial FDA clearance in November 2002). This did not result in new product introductions, but permitted the Company to make expanded marketing claims.

•	A competitor, Cutera, Inc., receives CE mark regulatory approval in Europe and Canadian regulatory approval for Xeo Titan – a light-based device for dermal heating to promote skin tightening. This introduced another direct competitor into the Company’s markets and threatened the Company’s market position.

•	Revenue for Q2 2004 was $13.8 million, an increase over the previous quarter of $1.4 million, or 11%, and net income for the period was approximately $2.2 million. However, RF generator unit sales were virtually flat from the previous quarter and treatment tip unit sales were down 13% due to a decline in U.S. sales necessitated by having the sales force focus on retraining physicians on the new algorithm and a lengthening of the sales process caused by new competitive entrants (Syneron and Cutera). These adverse market factors were partially offset by international development and expansion, and higher average sales prices on RF generators and treatment tips.

e) September 30, 2004 (common stock valuation increased to $8.00 per share at the July 2004 Board meeting) (valuation range of $6.02 to $10.74 based on retrospective valuation):

•	In July 2004, the Company was projecting a late September organizational meeting for an IPO, with an early 2005 effective date, due to relatively strong first half 2004 financial performance. As a result, the Board of Directors at its July 22, 2004 meeting increased the Company’s stock option price to $8.00 per share.

•	In July 2004, the Company filed a lawsuit against Syneron for patent infringement and sought damages and injunctive relief. However, Syneron shortly thereafter countersued for patent invalidity, as well as patent infringement.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

•	In August 2004, the Company began to experience a deterioration in both RF generator and treatment tip sales that would accelerate in future months.

•	In September 2004, the then current CEO disclosed that he was the subject of an SEC investigation, having received a Wells notice from the SEC relating to his Board and Audit Committee service at Endocare, Inc. This fact made it unlikely that the Company could move towards an IPO with the then-current CEO.

•	Revenue for the quarter was $12.4 million and net income was approximately $0.9 million, down from the previous quarter by $1.4 million and $0.5 million, respectively. Given the elective nature of aesthetic procedures, revenue during the summer season is adversely affected by the prevalence of both physicians and prospective patients taking summer vacations. RF generator unit sales declined by 32% from the previous quarter and were down year-over-year by 20% marking a declining trend in system sales. At this stage, the Company was not certain whether these declining sales metrics were indicative of a longer-term adverse trend or short-term temporary fluctuations such as seasonality. Decline in profitability was primarily due to higher costs surrounding the litigation with Syneron and higher sales and marketing expenses.

f) December 31, 2004 (common stock valuation held at $8.00 at its October 2004 Board meeting and decreased to $4.00 per share at the November 2004 Board meeting) (valuation range of $4.40 to $6.12 based on retrospective valuation):

The valuation at December 31, 2004 reflects a significant decline in the Company’s stock price due to a number of factors identified between the July 2004 Board meeting ($8.00) and the November Board meeting ($4.00) and the Board’s recognition following its October Board meeting ($8.00) that such factors did not constitute a short term anomaly: 1) recent negative developments in the Company’s business; 2) adverse revenue trends; 3) the near-term departure of then current CEO due to a Wells notice related to prior work with another company; 4) a slow and difficult adoption of the Company’s new procedure protocol amongst the Company’s customer base; 5) new competition entering the market; 6) major patent infringement litigation; and 7) a valuation performed by investment bankers, as well as a comparison against the market valuation of comparable publicly-held companies.

•	In October 2004, a preliminary injunction against Syneron in patent infringement lawsuit was denied. Litigation continued to drain financial resources and management focus on day-to-day business.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

•	Throughout Q4 2004, the Company experienced a declining trend in RF generator and treatment tip sales. The sales force continues to be focused on re-training customers on the new procedure algorithm rather than on placing new RF generators.

•	At the Board meeting in October, the Board believed that there would need to be a short term delay in the commencement of an IPO. The Board was apprised of the nature of the (Wells notice) investigation against the then CEO and discussed various ramifications of the SEC investigation on the corporation, including the impact on a potential initial public offering. The Board discussed the possible impact of seasonality on the recent operating performance.

•	At the Board meeting in November, the Board acknowledged the sales and marketing challenges facing the Company. The possibility of an IPO in the near term was abandoned.

•	In late 2004, the Board of Directors agreed that then current CEO could not continue to serve in his capacity and launched a search for his replacement with BioQuest, Inc., a prominent local search firm.

•	Revenue for the quarter was $11.9 million down by $0.5 million from the previous quarter, and net income declined to $0.5 down by $0.4 million from the previous quarter. The quarter marked the continued trends experienced in the last half of 2004: 1) declining sales of RF generators as compared to the previous quarter and year-over-year; 2) flattening treatment tip sales; 3) litigation costs relating to the Syneron patent infringement lawsuit; and 4) higher sales and marketing costs.

•	Revenue for the year was $50 million, well short of the $66 million projected by the Company early in the year and utilized by Piper Jaffray in its assessment of IPO-readiness and private company valuation.

To summarize, the first half of 2004 was marked by new product introductions and an expanded FDA clearance resulting in increasing revenues and generation of significant net income. The last half of 2004 reflected a significant adverse change in the business climate, and was marked by competitive pressures from new market entrants, redeployment of the Company’s sales force to train customers on a new algorithm, patent litigation expenses, and lack of new products, leading to declining sales trends and greatly reduced profitability.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

As a result of these factors, the Company reduced the fair value of its common stock to $4.00 per share at its November 16, 2004 Board of Directors meeting and this was the price at December 31, 2004. . This represented an implied valuation of the Company of approximately $80 million. In re-assessing the fair value of the Company’s common stock at December 31, 2004, the Company considered market valuations of comparable public entities. For example, Cutera Inc. had a market valuation of $160 million at December 31, 2004, however it had been profitable for nine successive quarters, was experiencing strong sequential revenue growth, had a strong balance sheet (cash and cash equivalents of almost $70 million) and had a more extensive product offering than Thermage. In contrast, Iridex Corp., (a company that sells laser systems for ophthalmic surgery and aesthetic lasers for dermatologists) was experiencing similar financial performance to Thermage at the end of the fourth quarter and had a market valuation of $53 million at December 31, 2004. Based upon all of these factors and the significant uncertainty that existed around the Company’s ability to complete an initial public offering, the Company determined that a valuation of approximately $80 million (or $4.00 per common share) was a reasonable estimate of the Company’s market value at December 31, 2004.

Beginning January 2005 through the first half of 2006, there was a steady series of organizational and market events translating into an increasing common stock valuation for the Company as follows:

g) March 31 2005 & June 30, 2005 (increased common stock valuation to $5.36 and $6.76 per share) (valuation range of $3.28 to $6.03 for Q105, and $3.20 to $6.74 for Q205, based on retrospective valuation):

•	The Company hired a new CEO in January 2005 with an extensive marketing background who has held a number of key management positions, including CEO, in both healthcare and consumer goods public companies.

•	In April 2005, the Company lowered the list prices in the U.S. on RF generators and treatment tips. Entry pricing for new customers for the ThermaCool system package (RF generator, starter set of 18 treatment tips, shipping, warranty, installation and training) was reduced from approximately $60,000 to $40,000 to allow lower up front costs for new customers. In addition, the company lowered the price on all fast cycle time treatment tips by an average of approximately 10%. The Company took these steps to accelerate product sales and maintain market share until a significant new treatment tip product could be introduced later in the year.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

•	A number of organization changes were implemented to improve the effectiveness and efficiency of the company’s sales & marketing functions. The Company split the sales and marketing functions and added two key positions – a Vice President of Marketing and a Senior Director of Market Research.

The Company also displaced over 50% of its U.S. sales team and hired sales reps that had more experience in consulting with physicians after the initial sale of the RF generator on such areas as the marketing of their practice, new treatment tips, new procedures, etc. The Company then re-trained the U.S. sales organization to ensure a knowledgeable and consistent approach to prospective and existing customers.

The Company made changes to external providers of marketing services and hired a new advertising firm (RBG) and a new public relations firm (Edelman).

•	The Company reached a favorable settlement in its patent litigation with Syneron. Key points of the settlement were as follows: 1) the parties cross-licensed each other under their relevant patents; 2) Syneron paid Thermage a one-time license sum of $1.8 million; 3) the license provided to Syneron does not allow them to make monopolar RF devices; and does not allow them to use RF capacitive coupling; and 4) Syneron admitted to the validity of all patents in the litigation.

•	Revenue for the first six months of 2005 was $22.8 million ($11.1 million in Q1 and $11.7 million in Q2). The changes to product price and improvements in sales and marketing functions resulted in two quarters of sequential growth in sales of treatment tip units and a 55% increase in sales of RF generator units from Q1 2005 to Q2 2005.

h) September 30, 2005 and December 31, 2005 (increased common stock valuation to $8.18 and $9.58 per share) (valuation range of $3.77 to $7.68 for Q305, and $4.86 to $8.70 for Q405, based on retrospective valuation):

•	Given the elective nature of aesthetic procedures, revenue during the summer season is adversely affected by the prevalence of both physicians and prospective patients taking summer vacations.

•

In addition to the seasonality effects on business, customers depleted their on-hand supply of treatment tips and held off on additional orders of treatment tips in anticipation of availability of our new 3.0cm2 treatment tip. The 3.0cm2 treatment tip covers twice the

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

area of the then existing 1.5cm2 treatment tip and was offered at the same price point as the 1.5cm2 treatment tip thus saving customers time and money. Thermage began shipments of its 3.0cm2 treatment tip in October enabling procedure time savings, reducing procedure cost, and the company believes, improving patient comfort. The product rollout was staged to first train and provide availability to the Company’s top customers and then the rest of its customer base.

•	In October, the State Food & Drug Administration (SFDA) of the People’s Republic of China granted regulatory approval to sell the Company’s ThermaCool system in China.

•	In mid-December, the Company received expended FDA clearance for treatment of wrinkles on the entire body (previously clearance was limited to the face) greatly enhancing the potential for procedure growth and thus revenue growth.

•	Revenue for the last half of 2005 was $17.8 million primarily due to seasonal factors experienced in Q3, and the methodical, deliberate roll-out of the new 3.0cm2 treatment tip.

To summarize the key events of 2005, while not all events resulted in an immediate initial improvement on revenues and profitability, they would all combine to build a strong foundation for revenue growth and improved financial performance in the first half of 2006.

i) March 31, 2006 and June 30, 2006 (increased common stock valuation to $10.98 and $11.93 per share) (valuation range of $8.04 to $10.34 for Q106, and $9.41 to $12.14 for Q206 based on retrospective valuation):

•	The Company completes the rollout of its 3.0cm2 treatment tip to its customer base in Q1. Rapid adoption of the tip occurred by customers throughout the world and the tip now accounts for approximately 70% of treatment tip unit volume.

•	The Company launches “Eyes by Thermage” with its new 0.25cm2 treatment tip. The new procedure allows physicians to reduce hooding, improve texture, tone and smoothness of the eye area via a treatment tip to deal with the smaller surface area and various skin contours of the eyelid. The treatment tip also utilizes a shallow heating profile to address to the thin skin of the eyelid. The 0.25cm2 treatment tip currently accounts for approximately 20% of the Company’s treatment tip unit volume.

Don Hunt

U.S. Securities and Exchange Commission

October 17, 2006

•	To further partner with customers, the Company introduced PatientBuilder.com, an on-line marketing resource to enable physicians to create professional marketing campaigns for their own Thermage services, while protecting the Thermage brand. Physicians can create direct mail pieces, print ads, brochures, and an individually tailored website.

•	Revenue for the first half of 2006 was $27.1 million up from the first half of 2005 by $4.3 million, or 16%, and cash used from operations is $0.2 million.

To summarize, the numerous steps taken by Company’s management and other key market developments over the last eighteen months resulted in an ongoing increase in value over an extended period of time leading to improved operating performance and the Company’s readiness to commence an initial public offering process beginning late in the second quarter of fiscal 2006.

We very much appreciate the Staff’s prompt review of this draft response. I can be reached at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul
David J. Saul

Enc.

cc.	Stephen Fanning, CEO, Thermage
Tracy Lefteroff, Partner, PricewaterhouseCoopers
Adrian Beamish, Partner, PricewaterhouseCoopers